Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507

Tel	:+91 40 4900 2900
Fax	:+91 40 4900 2999
Email	:mail@drreddys.com
www.drreddys.com

July 19, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s announces the launch of over-the-counter, store-brand equivalent of Allegra-D® 12 HR Allergy and Congestion Extended-Release Tablets (fexofenadine HCl 60 mg and pseudoephedrine HCl 120 mg) in the U.S. Market”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	Media relationS MITALI SARKAR mitali.sarkar@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces the launch of over-the-counter,
store-brand equivalent of Allegra-D® 12 HR Allergy and Congestion
Extended-Release Tablets (fexofenadine HCl 60 mg and
pseudoephedrine HCl 120 mg) in the U.S. Market

Hyderabad, India, July 19, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. July 19, 2019 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Fexofenadine HCl 60 mg and Pseudoephedrine HCl 120 mg Extended-Release Tablets, USP, an over-the-counter (OTC) store-brand equivalent of Allegra-D® 12 HR Allergy and Congestion Extended-Release Tablets, in the United States market, as approved by the U.S. Food and Drug Administration (USFDA).

Dr. Reddy’s OTC Fexofenadine HCl 60 mg and Pseudoephedrine HCl 120 mg Extended-Release Tablets, USP, are used:

•	For temporary relief of symptoms due to hay fever or other upper respiratory allergies that include runny nose; sneezing; itchy, watery eyes; itching of the nose or throat
•	For temporary relief of nasal congestion due to the common cold, hay fever or other upper respiratory allergies
•	To reduce swelling of nasal passages
•	For temporary relief of sinus congestion and pressure
•	To temporarily restore freer breathing through the nose

“We are pleased to be expanding our pseudoephedrine-based product offering in time for the cough, cold and allergy season,” says Milan Kalawadia, Senior Vice President and Head of US OTC and Specialty Rx Divisions, Dr. Reddy’s Laboratories. “We look forward to collaborating with our customers to provide high-quality, affordable alternatives to consumers.”

The Allegra-D® 12 HR Allergy and Congestion Extended-Release Tablets brand and generic had U.S. sales of approximately $44 million MAT for the most recent twelve months ending in May 2019 according to IRi *.

Dr. Reddy’s OTC Fexofenadine HCl 60 mg and Pseudoephedrine HCl 120 mg Extended-Release Tablets, USP are available in 20- and 30-count sizes.

Allegra-D® 12 HR is a trademark of Aventisub II Inc.

* IRi, Latest 52 weeks ending May 2019

RDY-OTC-0619

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.